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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of **May, 2010**

Commission File Number **001-34399**

SHARPE RESOURCES CORPORATION
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation
(Registrant)

Date: May 21, 2010

By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance for the first quarter ending March 31, 2010. The MD&A was prepared as of May 24th, 2010 and should be read in conjunction with the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is continued under the Canadian Business Corporations Act (CBCA) and its common shares are listed in the United States on the OTC:BB symbol SHGP.

The Corporation is considered in the exploration stage as of January 1, 2002 as it started disposing of its interest in petroleum and natural gas properties that year. The Corporation completed the disposal of these properties during the fiscal year ended on December 31, 2005. The Corporation is currently engaged in the development of coal and coal gas projects in the northern and central Appalachian region of the eastern United States.

The Corporation has one reportable business segment. Substantially all of the Corporation's assets are located in the United States except for small balances held in Canadian banks. The Corporation's operations in Canada consist of general and administrative expenses necessary to maintain the Corporation's public Corporation status.

Results of Operations

The net loss for the first quarter ending March 31, 2010 was $17,291 as compared to the net loss of $19,712 for the first quarter ending March 31, 2009. General and Administrative expenses decreased from $14,427 for the first quarter ending March 31, 2009 to $13,836 for the first quarter ending March 31, 2010.

Revenue increased from $1929 for the first quarter ending March 31, 2009 to $2,723 for the first quarter ending March 31, 2010 and represents interest income and various small override interests in petroleum and natural gas properties.

On December 1, 2007, the Corporation entered into an agreement to acquire a 100% interest in Standard Energy Corporation ("Standard"). Standard is a private company related by virtue of its ownership by an officer and director of the Company. Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. The purchase price consisted of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company's common stock. The agreement was subject to regulatory approvals and as of December 31, 2009, the business combination has not been approved. The 2 million shares of the Company's common stock were not issued as of December 31, 2009. Subsequent to the 2009 year end, this transaction was terminated. The Company has an accounts receivable due from Standard Energy Company of two hundred and fifty thousand dollars.

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties. The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors. On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.

Liquidity and Capital Resources

The Corporation's cash balance at March 31, 2010 was $7,556 compared to $89,138 at December 31, 2009. Total assets at March 31, 2010 were $337,731 compared to $339,138 at December 31, 2009.

Total liabilities increased $15,884 in the first quarter 2010 going from $876,632 at December 31, 2009 to $89,516 at March 31, 2010 and is the result of a an increase in Accounts payable of $15,903.

Following is a summary of contractual obligations including payments due for each of the next five years and thereafter.

Contractual Obligations		Payments by Period			
	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long Term Debt	$111,654[*]		$111,654		

* See item (iii) under Related Party Transactions below on page 4.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 46,619,863 are outstanding at March 31, 2010. Also at March 31, 2010 the Corporation had outstanding options to purchase 3,580,000 common shares with exercise prices of C$0.10 per share and expiration dates ranging from May 2010 to May 2013.

There are no warrants outstanding at March 31, 2010.

Selected Annual Information

The following selected financial information is derived from the financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2009	**2008**	**2007**
Selected Operating Data			
Revenue	$30,663	$43,039	$10,808
Operating Costs	($533)	($1,824)	($26,210)
Expenses	($144,033)	($362,710)	($225,425)
Management Fee	($0)	($0)	($15,000)
Net loss for the year	($113,903)	($321,495)	($255,827)
Loss per share - basic	($0.00)	($0.01)	($0.01)
Loss per share - diluted	($0.00)	($0.01)	($0.01)

	2009	**2008**	**2007**
Selected Balance Sheet Data			
Total Assets	$339,138	$493,260	$554,548
Total Long Term Debt	$111,654	$85,998	$0
Total Liabilities	$876,632	$916,851	$845,517
Share Capital	$11,463,430	$11,463,430	$11,463,430
Deficit	($12,456,259)	($12,342,356)	($12,020,861)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos. Ending Mar 31, 2010	3 Mos. Ending Dec 31, 2009	3 Mos. Ending Sept 30, 2009	3 Mos. Ending June 30, 2009	3 Mos. Ending Mar 31, 2009	3 Mos. Ending Dec 31, 2008	3 Mos. Ending Sept 30, 2008	3 Mos. Ending June 30, 2008
Revenue	$2,723	$3,982	$21,652	$3,100	$1,929	$11,912	$18,922	$11,901
Expenses	($20,014)	($9,872)	($62,635)	($50,418)	($21,641)	($78,978)	($41,607)	($228,470)
Net Income (Loss)	($17,291)	($5,890)	($40,983)	($47,318)	($19,712)	($67,066)	($22,685)	($216,569)
Net Income (Loss) per Common share basic and diluted	($0.00)	($0.00)	($0.00)	($0.00)	($0.00)	($0.01)	($0.00)	($0.00)

Transactions with Related Parties

Following is a summary of the related party transactions of the Corporation:

		December 31, 2009	December 31, 2008	December 31, 2007
Due From Related Party	Standard Energy Corporation (i)	$274,000	$250,000	$250,000
		$250,000	$250,000	$250,000
Due To Related Parties	Roland M. Larsen (ii)	$25,400	$25,400	$25,400
	Royal Standard Minerals Inc. (iii)	$111,654	$110,306	$108,813
	Kentucky Standard Energy Corporation (iv)	$0	$25,000	$0
		$137,054	$160,706	$134,213

(i) The purpose of this transaction was to acquire an asset that Sharpe would become an interest holder in the project either in Standard Energy Corporation ("Standard") or a direct interest in the Kingwood Coal Project. Standard is related by virtue of its ownership by an officer and director of the Corporation. The loan receivable was unsecured, non-interest bearing and no date was set for its repayment. On December 1, 2007, Sharpe entered into an agreement to acquire a 100% interest in Standard Energy as described in Note 10(a) of the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation. This transaction was cancelled during the first quarter 2010.

(ii) This loan is payable to an officer and director of the Corporation and was used to fund payables. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related Corporation by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment. On September 9, 2008, the Corporation entered into an agreement with RSM for the repayment of the loan. To this end, the Corporation has executed a promissory note (the "Note") in favor of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 was due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full. For the year ended December 31, 2009, the Company accrued interest of $2,841 (2008 - $1,483) on this liability.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b) of the Company's audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation. As consideration for this extension, RSM cancelled the Note received from the Company and received an new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013.

(iv) This loan was payable to Kentucky Standard Energy Corporation with which the Company has common management and common directors. It was unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in the normal course of operations and are considered to be in the best interest of all shareholders to support corporate growth and future development and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximate the arm's length equivalent value).

Changes in Accounting Policies

Changes in accounting policies are explained in detail in Note 2 of the Interim Consolidated Financial Statements for the three months ended March 31, 2010 and the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient assets to maintain ongoing profitability. The Corporation's ability to acquire and develop new projects is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests. The Corporation's Audited Financial Statements contain a note about the Corporation's ability to continue as a Going concern.

The Corporation's business is subject to variety of risks and uncertainties. These risks are explained in detail in Note 4 of the Interim Consolidated Financial Statements for the three months ended March 31, 2010 and the audited Consolidated Financial Statements as at December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007 of the Corporation.

Environment
Operations, development and exploration projects could potentially be affected by environmental laws and regulations of the country in which the activities are undertaken. The environmental standards continue to change and the global trend is to a longer, more complex process. Although the Corporation continuously reviews environmental matters and undertakes to comply with changes as expeditiously as possible, there is no assurance that existing or future environmental regulation will not materially adversely affect the Corporation's financial condition, liquidity and results of operation. Certain environmental issues, such as storm events, tailings storage seepage, dust and noise emissions, while having been assessed and strategies based on best practices have been adopted, there can be no assurance an unforeseen event will not occur which could have a material adverse effect on the viability of the Corporation's business and affairs.

Off-Balance Sheet Arrangements
The Corporation has no off-balance sheet arrangements.

Management's Responsibility for Financial Information

The Corporation's financial statements are the responsibility of the Corporation's management, and have been approved by the Board of Directors. The consolidated financial statements were prepared by the Corporation's management in accordance with Canadian and U.S. generally accepted accounting principles. The consolidated financial statements include certain amounts based on the use of estimates and assumptions. Management established these amounts in a reasonable manner, in order to ensure that the financial statements are presented fairly in all material respects.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results to be different than anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharperesourcescorporation.com.

\s\ Roland M. Larsen

Roland M. Larsen
President

Heathsville, VA
May 24, 2010